Filed by Corning Incorporated
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-22
                                                  Under the Exchange Act of 1934
                                          Subject company:  Corning Incorporated
                                                    Commission File No. 001-3247

On April 4, 2000, Corning Incorporated issued the following press release:

           FOR RELEASE - APRIL 4, 2000

           CORNING CONTACTS:

           MEDIA RELATIONS                         INVESTOR RELATIONS
           Robert W. DeMallie                      Katherine M. Dietz
           (607) 974-8778                          (607) 974-8217
           demallierw@corning.com                  dietzkm@corning.com



            CORNING RECEIVES ANTITRUST CLEARANCE FOR NETOPTIX MERGER

CORNING, N.Y. -- Corning Incorporated (NYSE:GLW) and NetOptix Corporation (Nasdaq:OPTX) announced that the U.S. government's statutory 30-day Hart-Scott-Rodino antitrust review waiting period has expired. The merger remains subject to other regulatory steps before closing, including review by the U.S. Securities and Exchange Commission.

Corning announced February 14 that it had agreed to acquire NetOptix Corporation of Sturbridge, MA, a manufacturer of thin film filters for use in dense wavelength division multiplexing (DWDM) components, for approximately $2 billion in stock.

NetOptix Corporation is headquartered in Sturbridge, Massachusetts. Its subsidiaries, Optical Filter Corporation and OFC GmbH design, manufacture and market optical filters for DWDM applications in fiber-optic networks. OFC has an optical filter manufacturing facility in Natick, MA and a diamond turning facility in Keene, NH. More information on the company is available at www.netoptix.com.

Established in 1851, Corning Incorporated (www.corning.com) creates leading-edge technologies for the fastest-growing markets of the world's economy. Corning manufactures optical fiber, cable and photonic products for the telecommunications industry; and high-performance displays and components for television and other communications-related industries. The company also uses advanced materials to manufacture products for scientific, semiconductor and environmental markets. Corning's revenues for 1999 were $4.7 billion.

                                       ###